Exhibit 99.1

News Release December 9, 2022

Turquoise Hill’s Shareholders Approve Arrangement with Rio Tinto

MONTREAL -- (BUSINESS WIRE) – Turquoise Hill Resources Ltd. (TSX: TRQ) (NYSE: TRQ) (“Turquoise Hill” or the “Company”) today announced that at its special meeting of shareholders held earlier today on December 9, 2022, its shareholders approved the previously announced proposed plan of arrangement pursuant to which, among other things and subject to the satisfaction or waiver of all applicable conditions precedent, Rio Tinto International Holdings Limited (“Rio Tinto”) would acquire the approximately 49% of the issued and outstanding common shares of Turquoise Hill that Rio Tinto and its affiliates do not currently own for C$43.00 per share in cash (the “Arrangement”).

The Arrangement requires the approval of 66⅔% of votes cast by the Company’s shareholders (including Rio Tinto) and the approval of a simple majority of the votes cast by minority shareholders of the Company (excluding Rio Tinto and its affiliates). The Company reports that at the special meeting, the Arrangement was approved by approximately 60.5% of all votes cast as well as by approximately 86.6% of the shares voted by minority shareholders. Turquoise Hill also reports that valid dissent notices were filed representing less than 17.5% of all outstanding shares.

As such, the Company currently expects that, subject to obtaining final approval of the Court as detailed below, and assuming satisfaction or waiver of all other closing conditions, the Arrangement will be completed on or shortly following December 16, 2022.

Final Order

The Company also reports that it will make an application today to the Supreme Court of Yukon (the “Court”) for a final order approving the Arrangement (the “Final Order”), which is expected to be presented before the Court on December 14, 2022 at 10:00 a.m. (Whitehorse time) or as soon as counsel may be heard at the Courthouse located at 2134 Second Avenue, Whitehorse, Yukon, Canada, Y1A 5H6 or in such other place as the Court may determine (the “Final Hearing”). A copy of the Petition for the Final Order is set forth in Appendix F to the Company’s management proxy circular dated September 27, 2022, as amended and supplemented on November 24, 2022 (the “Circular”). Any shareholder who wishes to appear and be heard at the Final Hearing must file an “appearance and response” in the respective forms prescribed by the Rules of Court of the Supreme Court of Yukon by December 12, 2022 at 10:00 a.m. (Whitehorse time), together with a copy of all material on which the shareholder intends to rely at the Final Hearing, as well as an outline of the shareholder’s proposed submissions and serve same on Turquoise Hill’s counsel c/o Norton Rose Fulbright Canada LLP, 1 Place Ville Marie, Suite 2500, Montreal, Quebec, Canada, H3B 1R1, Attention: Steve Malas, email: steve.malas@nortonrosefulbright.com with a copy to Orestes Pasparakis, email: orestes.pasparakis@nortonrosefulbright.com.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

At the Final Hearing, the Court will consider, among other things, the fairness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. In the event that the Final Hearing is postponed, adjourned or rescheduled then, subject to any further order of the Court, only those persons having previously served an appearance and response in compliance with the Petition and the amended interim order issued by the Court on November 24, 2022 will be given notice of the postponement, adjournment or rescheduled date.

In addition to the receipt of the Final Order, the completion of the Arrangement is subject to the satisfaction or waiver of the other conditions to completion of the Arrangement.

About Turquoise Hill

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; Erdenes Oyu Tolgoi LLC, a Mongolian state-owned entity, holds the remaining 34% interest.

Contact

Vice President Investors Relations and Communications
Roy McDowall
roy.mcdowall@turquoisehill.com

Follow us on Twitter@TurquoiseHillRe

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Forward-looking Statements and Forward-looking Information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements regarding the Arrangement, including the anticipated timing of the Final Hearing and of completion of the Arrangement.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding the ability of the parties to receive in a timely manner and on satisfactory terms, the necessary Court approval; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Arrangement, and other expectations and assumptions concerning the Arrangement, present and future business strategies, local and global economic conditions, and the environment in which the Company will operate. The anticipated dates indicated may change for a number of reasons, including the inability to receive, in a timely manner, the necessary Court approval, or the necessity to extend the time limits for satisfying the other conditions to the completion of the Arrangement.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section of the Circular, and in the “Risk Factors” section of the Company’s Annual Information Form dated March 2, 2022 (the “Annual Information Form”), as supplemented by the “Risks and Uncertainties” section of the Company’s Management Discussion and Analysis for the three and nine months ended September 30, 2022 (“Q3 2022 MD&A”). Further information regarding these and other risks, uncertainties or factors are included in Turquoise Hill’s filings with the SEC as well as the Rule 13e‑3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) and the Circular.

Readers are further cautioned that the lists of factors enumerated in the “Risk Factors” section of the Circular, the “Risk Factors” section of the Company’s Annual Information Form, the “Risks and Uncertainties” section of the Q3 2022 MD&A and the Schedule 13E-3 that may affect future results are not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and potential events and should not rely on the Company’s forward-looking statements and information to make decisions with respect to the Company. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

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